Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aries I Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-253806, of our report dated February 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aries I Acquisition Corporation as of January 26, 2021 and for the period from January 15, 2021 (inception) through January 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

March 10, 2021